Exhibit 99.1

POWERBRIDGE TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

POWERBRIDGE TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalent	$6,095,590	$9,380,322
Accounts receivable, net	15,069,001	14,814,583
Notes receivable	-	13,049
Due from related parties, net	2,298,833	2,140,593
Loan receivable	2,174,034	59,612,192
Prepayments, deposits and other current assets, net	1,707,141	1,447,752
Total Current Assets	27,344,599	87,408,491

Property and equipment, net	101,110,588	10,996,642
Prepayments, deposits and other assets, net	16,248,181	226,544
Long term investments	11,226,734	30,764,195
Goodwill	44,717,710	-
Right of use assets	366,649	211,585
Deferred tax assets	1,006,957	980,653
Total Assets	$202,021,418	$130,588,110

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans	$3,861,377	$2,609,755
Accounts payable	11,775,495	12,815,532
Convertible loans	6,639,622	9,079,966
Customer deposits	655,053	483,735
Deferred revenue	1,023,744	893,263
Accrued expenses and other current liabilities	1,257,527	1,733,181
Due to related party	16,768	118,114
Taxes payable	126,663	110,843
Lease liabilities	189,190	91,587
Total Current Liabilities	25,545,439	27,935,976
Lease liabilities - non-current	170,553	101,992
Financial instrument for shared issued for acquisition -put option liabilities	45,063,404	-
Total Liabilities	70,779,396	28,037,968

COMMITMENTS AND CONTINGENCIES

EQUITY:
Ordinary shares, 0.4 par value; 5,000,000,000 shares authorized; 3,953,773 and 1,187,498 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively*	1,581,510	474,999
Additional Paid-in Capital	229,009,623	164,753,623
Subscription receivable	(500,000)	-
Accumulated deficit	(116,544,385)	(59,081,432)
Accumulated other comprehensive (loss) income	(6,020,204)	(3,333,541)
Total Powerbridge Technologies Co., Ltd.’s Shareholders’ Equity	107,526,544	102,813,649
Non-controlling interest	23,715,478	(263,507)
Total Equity	131,242,022	102,550,142
Total Liabilities and Equity	$202,021,418	$130,588,110

*	Retroactively restated for one-for-eight reverse split with effective date of September 22, 2023.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the six months ended June 30,
	2023	2022
REVENUES:
Application development services	$2,179,167	$1,806,690
Consulting and technical support services	1,477,740	1,316,096
Subscription services	294,528	428,087
Trading revenue	2,605,970	3,466,954
Others revenue	27,324	-
Total revenues	6,584,729	7,017,827

COST OF REVENUES
Cost of application development services	1,497,466	1,595,772
Cost of consulting and technical support services	607,587	536,316
Cost of subscription services	37,293	55,135
Cost of trading revenue	2,559,490	3,358,824
Cost of others revenue	37,913	-
Total cost of revenues	4,739,749	5,546,047

GROSS PROFIT	1,844,980	1,471,780

OPERATING EXPENSES
Sales and marketing	698,587	923,026
General and administrative	8,999,287	2,236,063
Provision for doubtful accounts	483,137	2,039,248
Research and development	2,516,986	1,971,750
Share based compensation	3,576,470	3,060,042
Total operating expenses	16,274,467	10,230,129

OPERATING LOSS	(14,429,487)	(8,758,349)

OTHER INCOME (EXPENSE)
Loss from disposition of a subsidiary	-	(1,048)
Gain from equity investment	70,947	-
Fair value loss on financial instruments and financial assets	(25,738,516)	-
Change in fair value of convertible debt	(530,501)	11,658
Fair value change in financial instrument	(16,921,945)	-
Other expense	(85,537)	(77,987)
Total other expense	(43,205,552)	(67,377)

LOSS BEFORE INCOME TAXES	(57,635,039)	(8,825,726)

INCOME TAX BENEFIT	(74,856)	(317,303)

NET LOSS	(57,560,183)	(8,508,423)

Less: loss attributable to non-controlling interests	(97,230)	(19,490)
NET LOSS ATTRIBUTABLE TO POWERBRIDGE	(57,462,953)	(8,488,933)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(2,674,701)	(3,918,561)
COMPREHENSIVE LOSS	(60,234,884)	(12,426,984)
Less: comprehensive loss attributable to non-controlling interest	(85,268)	(6,916)
COMPREHENSIVE LOSS ATTRIBUTABLE TO POWERBRIDGE	$(60,149,616)	$(12,420,068)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	2,901,135	299,296
LOSS PER SHARE
Basic and diluted	$(19.81)	$(28.36)

*	Retroactively restated for one-for-eight reverse split with effective date of September 22, 2023.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares*	Amount	Additional Paid-in Capital	Subscription receivable	Retained Earnings (Accumulated deficit)	Non-controlling interest	Accumulated other comprehensive income (loss)	Total equity
Balance, January 1, 2022	236,619	$94,641	$117,937,947	$-	$(37,575,834)	$(257,296)	$2,698,884	$82,898,342
Conversion of convertible loans	24,708	9,883	2,266,022	-	-	-	-	2,275,905
Issuance shares for investments	154,504	61,803	14,918,192	-	-	-	-	14,979,995
Issuance of shares for options	197	79	429,205	-	-	-	-	429,284
Options granted	-	-	2,630,758	-	-	-	-	2,630,758
Disposition of a subsidiary	-	-	-	-	-	17,320	-	17,320
Net loss for the period	-	-	-	-	(8,488,933)	(19,490)	-	(8,508,423)
Foreign currency translation adjustment	-	-	-	-	-	12,574	(3,931,135)	(3,918,561)
Balance, June 30, 2022	416,028	$166,406	$138,182,124	$-	$(46,064,767)	$(246,892)	$(1,232,251)	$90,804,620

Balance, January 1, 2023	1,187,498	$474,999	$164,753,623	$-	$(59,081,432)	$(263,507)	$(3,333,541)	$102,550,142
Conversion of convertible loans	111,875	44,751	3,083,702	-	-	-	-	3,128,453
Issuance shares for investments	1,630,616	652,247	36,066,490	-	-	-	-	36,718,737
Issuance shares as prepayment for potential acquisition	698,301	279,320	15,626,866	-	-	-	-	15,906,186
Issuance of shares for private placement	243,613	97,445	5,937,864	(500,000)	-	-	-	5,535,309
Issuance of shares for services	82,090	32,836	3,543,634	-	-	-	-	3,576,470
Split shares	(220)	(88)	(2,556)	-	-	-	-	(2,644)
Capital contribution by non-controlling shareholder	-	-	-	-	-	117,583	-	117,583
Net loss for the period	-	-	-	-	(57,462,953)	(97,230)	-	(57,560,183)
Non-controlling interests recognized from step acquisitions	-	-	-	-	-	23,946,670	-	23,946,670
Foreign currency translation adjustment	-	-	-	-	-	11,962	(2,686,663)	(2,674,701)
Balance, June 30, 2023	3,953,773	$1,581,510	$229,009,623	$(500,000)	$(116,544,385)	$23,715,478	$(6,020,204)	$131,242,022

*	Retroactively restated for one-for-eight reverse split with effective date of September 22, 2023.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(57,560,183)	$(8,508,423)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Depreciation and amortization	4,970,649	1,116,277
Provision for doubtful accounts	483,137	2,039,248
Share based compensation	3,576,470	3,060,042
Loss from disposal of property and equipment	191	29,591
Deferred tax benefit	(77,651)	(318,048)
Change in fair value of convertible debt	530,501	(11,658)
Fair value change in financial instrument	16,921,945	-
Fair value loss on financial instruments and financial assets	25,738,516	-
Gain from long term investment	(70,947)	-
Loss from disposition of a subsidiary	-	1,048
Accrued interest of convertible debt	157,607	35,731
Right of use assets amortization	53,706	17,032
Changes in assets and liabilities:
Notes receivable	12,990	-
Accounts receivable	(542,166)	1,645,147
Prepayments, deposits and other assets	(468,349)	920,424
Accounts payable	(473,053)	(3,923,572)
Accounts payable-related party	-	(722,193)
Accrued expenses and other current liabilities	(612,350)	(42,987)
Taxes payable	7,206	(21,194)
Deferred revenue	182,218	(285,558)
Customer deposits	193,925	16,468
Lease liabilities	(43,010)	(17,524)
NET CASH USED IN OPERATING ACTIVITIES	(7,018,648)	(4,970,149)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds (loans to) from third parties	(2,219,444)	4,212,434
Purchases of property and equipment	(470,801)	(2,525,856)
Proceeds from disposal of property and equipment	61	45,247
Long -term investment	-	(231,514)
Cash received from acquisition	59,326	-
NET CASH USED IN INVESTING ACTIVITIES	(2,630,858)	1,500,311

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	3,319,718	2,315,136
Repayments of bank loans	(1,876,362)	(2,778,164)
Proceeds from private placement and market offering	5,535,309	-
Split shares	(2,644)	-
Payments to related parties	(183,973)	(445,430)
NET CASH PROVIDE BY FINANCING ACTIVITIES	6,792,048	(908,458)

EFFECT OF EXCHANGE RATE CHANGES	(427,274)	(231,071)

NET DECREASE IN CASH AND RESTRICTED CASH	(3,284,732)	(4,609,367)

CASH AND RESTRICTED CASH - beginning of period	9,380,322	7,056,248

CASH AND RESTRICTED CASH - end of period	$6,095,590	$2,446,881

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$63,806	$107,814
Income taxes	$10,810	$967

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Right of use assets obtained in exchange of lease liabilities	$226,814	$106,700
Conversion of convertible loans	$3,128,453	$2,275,905
Issuance shares as prepayment for long term investment	$-	$14,979,995
Issuance shares as prepayment for potential acquisition	$15,906,186	$-
Issuance shares for acquisitions	$36,718,737	$-
Non-controlling interests recognized from step acquisitions	$23,946,670	$-
Property and equipment transferred from loan receivable	$59,761,223	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

Powerbridge Technologies Co., Ltd. (“Powerbridge” or the “Company”), is a company that was established under the laws of the Cayman Islands on July 27, 2018 as a holding company. The Company, through its subsidiaries (collectively the “Company”), is a provider of software application and technology services to corporate and government customers engaged in global trade. Mr. Stewart Lor, the Company’s Chairman of the Board and Chief Executive Officer (“CEO”), together with his brother, Mr. Ban Lor, are the ultimate Controlling Shareholders of the Company.

As of June 30, 2023, the details of the Company’s principal subsidiaries are as follows:

Major subsidiaries	Percentage of Ownership	Date of Incorporation	Place of Incorporation	Major Operation
Powerbridge Holding Limited (“Powerbridge HK”)	100% by Powerbridge	July 27, 2018	Hong Kong, PRC	Investment holding
Boxinrui International Holdings Limited (“Boxinrui”)	100% by Powerbridge	August 5, 2021	BVI	Investment holding
Hongding Technology Co., Ltd (“Hongding”)	100% by Powerbridge	July 28, 2020	Hong Kong, PRC	Investment holding
Powercrypto Holding Pte. Ltd. (“Powercrypto”)	100% by Powerbridge	October 1, 2021	Singapore	Management consultancy services
Powercrypto Inc (1)	100% by Powerbridge	April 5, 2022	USA	Management consultancy services
Powerbridge High Technologies Holding Co., Ltd	100% by Powerbridge	January 11, 2023	Macau	Investment holding
Powerbridge Technology Group Co., Ltd. (“Powerbridge Zhuhai”)	100% by Powerbridge HK	October 30, 1997	the PRC	Software application and technology services
Powerstream Supply Chain Co., Ltd. (“Powerstream”)	100% by Powerbridge HK	August 17, 2021	the PRC	Supply chain business
Powermeta Digital Co., Ltd. (“Powermeta”)	100% by Powerbridge HK	January 21, 2022	the PRC	Software application and technology services
Powerstream Capital Co., Ltd. (“Powerstream Capital”)	100% by Powerbridge HK	August 11, 2022	the PRC	Investment, software application and technology services
Powerbridge Digital Trade (HK) Co., Limited	51% by Powerbridge HK	June 26, 2023	Hong Kong, PRC	Investment holding
SmartConn Co.Limited(“SmartConn”)	50.99% by Powerbridge HK	December 14, 2020	Hong Kong, PRC	Investment holding
Hong Kong Anxin Jieda Co., Limited (“Anxin Jieda”)	100% by Boxinrui	November 30, 2021	Hong Kong, PRC	Investment holding
Shenzhen Hongding Interconnect Technology Co., Ltd. (2)	100% by Hongding	October 21, 2020	the PRC	Software application and technology services
Shenzhen Honghao Internet Technology Co., Ltd (“Honghao”)	100% by Hongding	July 28, 2020	the PRC	Software application and technology services
Wuhan Honggang Technology Co., Ltd (“Honggang”)	60% by Powerbridge Zhuhai	June 21, 2019	the PRC	Software application and technology services
Hongxi Data Technology Co., Ltd.	70% by Powerbridge Zhuhai	February 8, 2021	Macau	Software application and technology services
Zhuhai Hongyang Supply Chain Co., Ltd. (“Zhuhai Hongyang”)	60% by Powerbridge Zhuhai	July 21, 2021	the PRC	Supply chain business
Ningbo Zhijing Tongfu Technology Co., Ltd. (“Ningbo Zhijing”)	51% by Powerbridge Zhuhai	April 25, 2021	the PRC	software application and technology services
Hunan Powerverse Digital Co., Ltd.	51% by Powerbridge Zhuhai	March 9, 2023	the PRC	Software application and technology services
Metafusion Digital Co., Ltd (“Metafusion”)	66% by Powermeta Digital	February 15, 2022	the PRC	Software application and technology services
Shanghai Stamp Technology Co., Ltd.	100% by SmartConn	December 9, 2018	the PRC	Software application and technology services
Ascendent Insight Education Co., Ltd. (“Ascendent”)	90% by Anxin Jieda	January 7, 2020	the PRC	Software application and technology services
Xingtai Ningyao Technology Co., Ltd.	100% by Ascendent	December 17, 2022	the PRC	Software application and technology services

(1)	On August 25, 2023, the name was changed to Powercrypto Inc.

(2)	Shenzhen Hongding Interconnect Technology Co., Ltd was deregistered on August 8, 2023 subsequently.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2023 and 2022 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in the Company’s annual financial statements for the year ended December 31, 2022 filed with the SEC on April 28, 2023.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Non-controlling interest represents the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company.

Liquidity

As of June 30, 2023, the Company had working capital of approximately $1.8 million. For the six months ended June 30, 2023, the Company incurred a net loss of approximately $57.6 million and had negative operation cash flow of approximately $7.0 million. The Company has historically funded its working capital needs primarily from public offering, operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing its liquidity, the Company monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of June 30, 2023, the Company had cash of approximately $6.1 million.

On September 1, 2022, the Company entered into a securities purchase agreement with White Lion Capital LLC (“White Lion”). Pursuant to the agreement, White Lion shall purchase up to $15 million of the Company’s ordinary shares at the lowest daily VWAP of the Ordinary Shares during the Valuation Period by 97%. Subsequently to June 30, 2023, the Company issued 37,500 ordinary shares and net proceeds was approximately $0.1 million.

On September 9, 2022, the Company entered into a securities purchase agreement with YA II PN, LTD. Pursuant to the agreement, YA II PN, LTD. shall purchase up to $30 million of the Company’s ordinary shares at the market price by 96%, and the company shall issue to YA II PN, LTD. 223,880 ordinary shares as a commitment fee. Subsequently to June 30, 2023, the Company issued 1,300,173 ordinary shares and net proceeds was approximately $2.9 million.

The Company believes that its cash on hand and financing cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

POWERBRIDGE TECHNOLOGIES CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Use of estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include but not limited to the useful lives of property and equipment and capitalized development cost, impairment of long-lived assets, valuation of accounts receivables, valuation of convertible loans, loans to third parties, revenue recognition and realization of deferred tax assets and uncertain tax positions. Actual results could differ from these estimates.

Foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the unaudited condensed consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in unaudited condensed consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the unaudited condensed consolidated statement of operations and comprehensive income (loss).

Fair value measurement

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, notes and accounts receivable, due from related parties, prepayments, deposits and other current assets, notes and accounts payable, customer deposits, salaries and benefits payables, due to related party and taxes payable approximates their recorded values due to their short-term maturities. The fair value of the long-term prepayments, deposits and other assets and loans to third parties approximate their carrying amounts because the deposits were paid in cash.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Fair value measurement - continued

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

The following tables represent the fair value hierarchy of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2023:

	As of June 30, 2023
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial liabilities:
Put option liability from Smartconn acquisition	$-	$-	$16,901,363	$16,901,363
Put option liability from Boxinrui acquisition	-	-	28,162,041	28,162,041
Convertible loan			6,639,622	6,639,622
Total	$-	$-	$51,703,026	$51,703,026

Financial instrument -put option liabilities

(i) Put option liability from Smartconn acquisition

In connection with the Smartconn acquisition, the previous shareholder of Smartconn may be entitled to receive put option shares as follow: Within two years after the Company acquired, if the consideration shares’ price is lower than the payment date price, the previous shareholder will be entitled to receive compensation shares.

Upon the closing of the Smartconn acquisition, the Company recorded the fair value of the financial instrument resulted from put option liability and recorded the changes in fair value from January 5, 2023 to June 30, 2023 in earnings. The Company determined the fair value of the financial instrument using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	January 5, 2023	June 30, 2023
Risk-free interest rate	4.4%	5.06%
Share price	$0.11	$0.03

(ii) Put option liability from Boxinrui acquisition

In connection with the Boxinrui acquisition, the previous shareholder of Boxinrui may be entitled to receive put option shares as follow: Within two years after the Company acquired, if the consideration shares’ price is lower than the payment date price, the previous shareholder will be entitled to receive compensation shares.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Upon the closing of the Boxinrui acquisition, the Company recorded the fair value of the financial instrument resulted from put option liability and recorded the changes in fair value from March 28, 2023 to June 30, 2023 in earnings. The Company determined the fair value of the financial instrument using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

Fair value measurement - continued

	March 28, 2023	June 30, 2023
Risk-free interest rate	3.98%	4.94%
Share price	$0.09	$0.03

The following is a reconciliation of the beginning and ending balances for put options measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of June 30, 2023 and December 31, 2022:

	June 30,	December 31,
	2023	2022

Opening balance	$-	$-
Issuance of put option liability from Smartconn acquisition	10,969,850	-
Issuance of put option liability from Boxinrui acquisition	17,171,609
Loss on change in fair value of put options	16,921,945	-
Total	$45,063,404	$-

Convertible loan

The Company elected the fair value option to account for its convertible loan. The Company engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans is calculated using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion. Refer to Note 12 for additional information.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

The following is a reconciliation of the beginning and ending balances for convertible notes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of June 30, 2023 and December 31, 2022:

	June 30,	December 31,
	2023	2022

Opening balance	$9,079,966	$2,251,832
Issuance of convertible note	-	7,979,983
Loss on change in fair value of convertible notes	530,501	2,448,936
Accrued interest	157,607	195,139
Conversion of convertible notes	(3,128,452)	(3,795,924)
Total	$6,639,622	$9,079,966

Cash and cash equivalent

Cash and cash equivalent comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in PRC. As of June 30, 2023 and December 31,2022, cash balances were $6,095,590 and $9,380,322, respectively.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Accounts receivable and allowance for credit losses

Accounts receivable represents the amounts that the Company has an unconditional right to consideration and is recorded net of allowance for credit losses.

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group has adopted this ASC Topic 326 and several associated ASUs on January 1, 2023 using a modified retrospective approach. The adoption has no material impact to the Company’s unaudited condensed consolidated financial statements. The Group estimated allowance for credit losses to reserve for potentially uncollectible receivable amounts periodically, considering factors in assessing the collectability of its accounts receivable, such as historical distribution of the age of the amounts due, payment history, creditworthiness, forward-looking factor, historical collections data of the customers, to assess the credit risk characteristics. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable are considered impaired and written-off when it is probable that all contractual payments due will not be collected after all collection efforts have been exhausted.

Prepayments, deposits and other assets, net

Prepayment, deposit and other assets, net, primarily consists of advances to suppliers for purchasing goods or services that have not been received or provided; security deposits made to our customers; advances to employees and loan receivables from business partners. Prepayment, deposit and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Property and equipment, net

Property and equipment, net, mainly comprise furniture and furniture, vehicles, compute, equipment and buildings are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the estimated useful lives of the assets on a straight-line basis, after considering the estimated residual value.

The estimated useful lives are as follows:

Useful Life
Office equipment, fixtures and furniture	3-10 years
Automobiles	5-8 years
Capitalized development costs and software acquired	5-10 years
Computer equipment	5 years
Buildings	28 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and the related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is charged to the statement of income and comprehensive income.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Capitalized development costs

The Company follows the provisions of Accounting Standards Codification (“ASC”) 985-20, “Costs of Software to be Sold, Leased, or Marketed.” ASC 985-20 provides guidance on capitalization of the costs of software developed or obtained for sold, leased, or marketed. The Company expenses all costs incurred during the preliminary project stage of its development, and capitalizes costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. The capitalized development cost is amortized on a straight-line basis over the estimated useful life, which is generally five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Impairment for long-lived assets

Long-lived assets, including property, equipment, furniture and fixtures and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount. For the six months ended June 30, 2023 and 2022 the Company recognized $nil impairment for the long-lived assets.

Long-term investments

Long-term investments are primarily consisted of equity investments in privately held entities accounted for using the measurement alternative and equity investments accounted for using the equity method. On January 1, 2022, the Company adopted ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. According to the guidance, the Company started to record equity investments at fair value, with gains and losses recorded through net earnings. And the Company elected to measure certain equity investments without readily determinable fair value at cost, less impairments, plus or minus observable price changes and assess for impairment quarterly.

Equity investments without readily determinable fair values

After the adoption of this new accounting standard, the Company elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known.

Equity investments with readily determinable fair values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Long-term investments - continued

Equity investments accounted for using the equity method

The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

Business combinations

The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and noncontrolling interest is based on various assumptions and valuation methodologies requiring considerable judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Goodwill is not subject to amortization, but rather is evaluated for impairment at least annually. The Company evaluates its goodwill for impairment during the fourth quarter of its fiscal year or more frequently if indicators of potential impairment exist, in accordance with ASC 350, Intangibles - Goodwill and Other. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit (generally defined as the businesses for which financial information is available and reviewed regularly by management) with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. However, if the estimated fair value is below carrying value, further analysis is required to determine the amount of the impairment.

In the course of evaluating the potential impairment of goodwill, the Company may perform either a qualitative or a quantitative assessment. The Company’s qualitative assessment of potential impairment may result in the determination that a quantitative impairment analysis is not necessary. Under this elective process, the Company assesses qualitative factors to determine whether the existence of events or circumstances leads the Company to determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events and circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing a quantitative analysis is not required. However, if the Company concludes otherwise, then the Company performs a quantitative impairment analysis.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Goodwill - continued

If the Company either chooses not to perform a qualitative assessment, or the Company chooses to perform a qualitative assessment but is unable to qualitatively conclude that no impairment has occurred, then the Company performs a quantitative evaluation. In the case of a quantitative assessment, the Company estimates the fair value of the reporting unit with which the goodwill that is subject to the quantitative analysis is associated and compares it to the carrying value. If the estimated fair value of a reporting unit is less than its carrying value, the excess is recorded as a goodwill impairment, which is limited to the total amount of goodwill allocated to that reporting unit.

For the six months ended June 30, 2023, the Company performed a qualitative assessment for the reporting unit. Based on the requirements of ASC 350-20, the Company evaluated all relevant qualitative and quantitative factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair value of the reporting unit was less than its carrying amount. Therefore, no goodwill impairment was recognized for the six months ended June 30, 2023.

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2019 using the modified retrospective approach. Revenues for the six months ended June 30, 2022 and 2023 were presented under ASC 606. There is no adjustment to the opening balance of retained earnings at January 1, 2019 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues from five sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, (3) revenue from subscription services, (4) trading revenue and (5) others revenue. All of the Company’s contracts with customer do not contain cancelable and refund-type provisions.

(1) Revenue from application development service

The Company’s application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Upon delivery of the services, customer acceptance is generally required. In the same contract, the Company is generally required to provide post-contract customer support (“PCS’) for a period from three months to three years (“PCS period”) after the customized application development services are delivered. The type of services for PCS clause is generally not specified in the contracts or as stand-ready services on when-and-if-available basis. The unspecified PCS is stand-ready service on when-and-if-available basis. It grants the customers on line and telephone access to technical support personnel during the term of the service. Specified PCS includes specified service term in the contract such as training.

The Company’s application development service revenues are generated primarily from contracts with PRC government or related agencies and state-owned enterprises. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a significant portion (30% - 50%) of contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition - continued

The Company sometimes provides a warranty for its application development service contracts. The warranty period is typically 12-36 months upon the completion of the application development service. In accordance with ASC 606-10-25-19, the Company believes the warranty provision in the contracts generally represents service-type warranty, which is a distinct performance obligation and the Company also provides the similar service on standalone basis and customers can benefit from the related service-type warranty service. For the service warranty component, the customer simultaneously receives and consumes the benefits provided by the company performance over the warranty term, therefore, the service warranty is satisfied over time. The revenue allocated to the service warranty is recognized over the warranty period.

The Company assesses that application development service, PCS or specific service and service-type warranty service, if applicable, are distinct performance obligations in the application development service contracts. The Company provides these services on standalone basis and customers are able to benefit from each of the service on its own. In addition, the timing of delivery of these performance obligations can be separately identifiable in the contracts. The transaction price is allocated to these identified performance obligations based on the relative standalone selling prices. The transaction price allocated to PCS or unspecific service and service-type warranty, if applicable, on a straight-line method over the contractual period. Revenue allocated to specified PCS is recognized as the related services are rendered. The transaction price allocated to application development service is recognized over time as the Company’s performance creates or enhances the project controlled by the customer and the control is transferred continuously to our customers. The Company uses an input method based on cost incurred as the Company believes that this method most accurately reflects the Company’s progress toward satisfaction of the performance obligation, which usually takes less than one year. Under this method, the transaction price allocated to application development service is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

Incurred costs include all direct material, labor and subcontract costs, and those indirect costs related to application development performance, such as indirect labor, supplies, and tools. Cost-based input method requires the Company to make estimates of revenues and costs to complete the construction. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete the application development, including materials, labor, and other system costs. The Company’s estimates are based upon the professional knowledge and experience of our engineers and project managers to assess the contract’s schedule, performance, technical matters. The Company has adequate cost history and estimating experience, and with respect to which management believes it can reasonably estimate total development costs. If the estimated costs are greater than the related revenues, the Company recognizes the entire estimated loss in the period the loss becomes known and can be reasonably estimated. Changes in estimates for application development services include but not limited to cost forecast changes and change orders. The cumulative effect of changes in estimates is recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. To date, the Company has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated. If contract modifications result in additional goods or services that are distinct from those transferred before the modification, they are accounted for prospectively as if the Company entered into a new contract. If the goods or services in the modification are not distinct from those in the original contract, sales and gross profit are adjusted using the cumulative catch-up method for revisions in estimated total contract costs and contract values.

In certain application development service arrangements, the Company sells and delivers IT equipment on standalone basis prior to the delivery of the services. In these cases, the Company controls the IT equipment before they are transferred to the customer. The Company has the right to direct the suppliers and control the goods or assets transferred to its customers. Thus, the Company considers it should recognize revenue as a principal in the gross amount of consideration to which it is entitled in exchange for the IT equipment delivered. The Company assesses the sale of equipment is separately identifiable from other promises in the contract and it is distinct performance obligation within the context of the contract. Accordingly, the revenue from the related IT equipment based on its relative standalone selling price is recognized upon customer acceptance after delivery.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition - continued

(2) Revenue from consulting and technical support services

Revenue from consulting and technical support services is primarily comprised of fixed-fee contracts, which require the Company to provide professional consulting and technical support services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically 12 to 24 months. The consulting and technical support services contracts typically include a single performance obligation. The revenue from consulting and technical support services is recognized over the contract term on a straight-line basis as customers receive and consume benefits of such services.

(3) Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications for a subscribed period. The Company’s monthly or quarterly billing to customer is on the basis of number of uses or the actual usage by the customers. The subscription arrangements are considered service contracts because customers do not have the right to take possession of the software and can only benefit from the software when provided the right to access the software. Accordingly, the subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

(4) Trading revenue

The Company started trading business for the year ended December 31, 2021 and recognized revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. Product sale contracts typically include a single performance obligation and there are no rights of return. The transaction price is based on the fixed contractual price with the customer. Billings to the customer for the sale of products occur at the time the products are transferred to the customer.

(5) Others revenue

In April 2023, the Company started regional authorization membership program to engage independent merchant to assist in developing specified geographical regions. The program grants non-exclusive geographical territory business development to the authorized distributors within that defined territory. The Company’s services under regional cooperation agreements include marketing support to advertise as well as utilization of the Company’s trademark and copyrights for business promotion purpose. The term of cooperation agreements is typically one to two years. The Company charges a fixed amount authorization fee which is non-refundable and to be paid upon execution of an authorization agreement. For all the Company’s cooperation agreements, the amount of fee is fixed or determinable and no right of return provision indicated in the agreement. Since the Company provides no financing to authorized distributors and offers no guarantees on their behalf. The services provided by the Company are highly interrelated with the cooperation agreements and as such are considered to represent a single performance obligation. The agreement price is fully allocated to the single performance obligation. The total authorization fees are recognized ratably on a straight-line basis over the term of the cooperation agreements. Other revenues accounted for 0.4% of the Company’s revenue for the six months ended June 30, 2023.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue. The Company reports revenues net of value added tax (“VAT”). The Company’s subsidiaries in PRC are subject to a 6% to 13% value added tax (“VAT”) and related surcharges on the revenues earned from providing services or products.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition - continued

Practical Expedient and Exemptions

The Company does not disclose the value of unsatisfied performance obligations within one year by applying the right to invoice practical expedient provided by ASC 606-10-55-18.

Contract balance

The accounts receivable includes both unbilled accounts receivable and billed accounts receivable. The Company records unbilled accounts receivable for revenue that has been recognized in advance of billing the customer, which is common for application development service contracts. The unbilled accounts receivable represents the Company’s right to consideration in exchange for the service that the Company has performed to the customer before payment is due and the unbilled account receivable will be reclassified into billed accounts receivable when the Company has the right to invoice. Contract liabilities are presented as customer deposits and deferred revenue on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations. As of June 30, 2023 and December 31, 2022, the balance of customer deposits amounted to $655,053 and $483,735, respectively. As of June 30, 2023 and December 31, 2022, the balance of deferred revenue amounted to $1,023,744 and $893,263, respectively.

Operating leases

The Company adopted Topic 842 on January 1, 2022 using the modified retrospective transition approach. The Company has lease contracts for factory and office space under operating leases. The Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loans. The Company measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company.

For leases with lease term less than one year (short-term leases), the Company records operating lease expense in its unaudited condensed consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2023 and 2022. All of the tax returns of the Company’s subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

Value added tax

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiary in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount was expensed as incurred.

Loss per share

The Company computes (loss) earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2023and 2022, since the company had a loss, basic and dilutive loss per share is the same.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Share-Based compensation

The Company accounts for share-based awards to employees and nonemployees directors and consultants in accordance with the provisions of ASC 718, Compensation—Stock Compensation, and under the recently issued guidance following FASB’s pronouncement, ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. Under ASC 718, and applicable updates adopted, for employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award. For the non-employee stock-based awards, the fair value of the awards to non-employees are measured every reporting period based on the value of the Company’s common stock.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Segment reporting

The Company’s chief operating decision maker (“CODM”) has been identified as its CEO, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Concentrations of Risks

(a) Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of June 30, 2023 and December 31, 2022, the aggregate amount of cash and restricted cash of $5,524,763 and $5,418,450, respectively, were held at major financial institutions in PRC, which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks are financially sound based on public available information. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

(b) Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. The RMB deprecation by 8.2% in fiscal year 2022 and further deprecation by 5.1% during six months ended June 30, 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

(c) Significant customers

For the six months ended June 30, 2023, one customer accounted for 39.4% of the Company’s total revenues. For the six months ended June 30, 2022, one customer accounted for 49.4% of the Company’s total revenues. As of June 30, 2023 and December 31, 2022, no customer accounted for more than 10% of the Company’s accounts receivable.

(d) Significant suppliers

For the six months ended June 30, 2023, one supplier accounted for 59.3% of the Company’s total purchases, respectively. For the six months ended June 30, 2022, three suppliers accounted for 43.6%, 17.3% and 14.2% of the Company’s total purchases, respectively. As of June 30, 2023, one supplier accounted for 11.3% of the Company’s total accounts payable. As of December 31, 2022, one supplier accounted for 10.9% of the Company’s total accounts payable.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the unaudited condensed consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

 Note 3 — Acquisition

The Company accounted the following acquisitions as business combinations in accordance with ASC 805. Acquisition-related costs incurred for the acquisitions are not material.

Smartconn Acquisition

On January 5, 2023, the Company completed an equity acquisition with a shareholder of Smartconn. Prior to the acquisition, the Company held 19.99% in Smartconn. The Company further purchased 31% equity of Smartconn at 90% of the appraisal price. The consideration of the acquisition was paid in the form of 114,899,222 (split-adjusted 478,747) newly issued shares of the Company with fair value of $12,640,062. Together with the newly acquired shares, the Company holds in total 50.99% in Smartconn.

The objective of the acquisition is to support the Company’s software application and technology service. The acquisition was closed on January 5, 2023.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Company.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Acquisition (continued)

Smartconn Acquisition - continued

Amount
Total consideration for step acquisition	$12,640,062

Assets acquired and liabilities assumed:
Cash acquired	49,496
Property and equipment, net	305
Intangible assets, net	19,226,106
Current liabilities	(256,739)
Total net assets acquired	19,019,168
Previous held 19.99% Equity Value	(7,962,586)
31% Equity Value with noncontrolling interest	(19,522,079)
Goodwill	$21,105,559

The intangible assets are mainly attributable to software acquired through the acquisition, which are amortized over 5-10 years.

Boxinrui Acquisition

On March 28, 2023, the Company completed an equity acquisition with fifteen individual shareholders (the “Relevant Shareholders”) of Boxinrui, pursuant to which the Company further acquired 65% equity interest in Boxinrui for a consideration in form of 276,448,625(split-adjusted 1,151,869) shares with fair value of $24,078,675 to the Relevant Shareholders. Prior to the acquisition, the Company held 35% in Boxinrui, which together with the newly acquired shares, the Company holds in total 100% in Boxinrui.

The objective of the acquisition is to expand the Company’s business scope. The acquisition was closed on March 28, 2023.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Company.

Amount
Total consideration for step acquisition	$24,078,675

Assets acquired and liabilities assumed:
Cash acquired	10,258
Other current assets	1,034,968
Property and equipment, net	10,975
Intangible assets, net	17,984,093
Current liabilities	(211,718)
Total net assets acquired	18,828,576
Previous held 31.5% Equity Value	(13,937,461)
10% Equity Value with non-controlling interests	(4,424,591)
Goodwill	$23,612,151

The intangible assets are mainly attributable to software acquired through the acquisition, which are amortized over 10 years.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Accounts receivable, net

Accounts receivable, net, consists of the following:

	June 30, 2023	December 31, 2022

Accounts receivable	$22,272,752	$21,895,260
Less: Allowance for doubtful accounts	(7,203,751)	(7,080,677)
Total accounts receivable, net	$15,069,001	$14,814,583

Unbilled accounts receivable included in accounts receivable above amounted to $9,285,231 and $10,027,584 as of June 30, 2023 and December 31, 2022, respectively. The unbilled accounts receivables as of June 30, 2023 are expected to be billed within one year and collected over one year. The billed accounts receivable is expected to be collected within one year.

As of December 5, 2023, approximately $2.6 million (or 11.8%) of total accounts receivable as of June 30, 2023 was collected. It represented 15.7% of billed accounts receivable balance and 6.4% of unbilled accounts receivable balance as of June 30, 2023 were subsequently collected, respectively.

Movement of allowance for doubtful accounts is as follows:

	Six Months Ended June 30, 2023	Year Ended December 31, 2022

Beginning balance	$7,080,677	$2,607,600
Provision for doubtful accounts	483,137	4,783,518
Foreign currency translation adjustments	(360,063)	(310,441)
Ending balance	$7,203,751	$7,080,677

Note 5 — Prepayments, deposits and other assets, net

Prepayments, deposits and other assets, net consisted of the following:

	June 30, 2023	December 31, 2022

Security deposits (1)	$335,110	$216,446
Advances to suppliers	1,112,161	564,810
Advances to employees	112,046	141,249
Prepaid expense	830,247	976,788
Prepayment for potential acquisition (2)	15,906,187	-
Others	10,384	139,976
	18,306,135	2,039,269
Less: Long term portion	(16,248,181)	(226,544)
Allowance for doubtful accounts -advances to suppliers	(350,813)	(364,973)
Prepayments, deposits and other assets – current portion	$1,707,141	$1,447,752

(1)	Security deposits mainly represent contract fulfillment deposits required by customer for specific projects, rent deposits and etc.

(2)	On March 24, 2023, the Company entered into an equity transfer agreement with a shareholder of DTI Group Limited (“DTI”), pursuant to which the Company agreed to prepay 167,592,318 (split-adjusted 698,301shares, equivalent to $15,906,187) to purchase 32% equity of DTI.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Prepayments, deposits and other assets, net (continued)

Movement of allowance for doubtful accounts is as follows:

	Six Months Ended June 30, 2023	Year Ended December 31, 2022

Beginning balance	$313,844	$313,844
Provision for doubtful accounts	-	75,000
Foreign currency translation adjustments	36,969	(23,871)
Ending balance	$350,813	$364,973

Note 6 — Loans to third parties

Loans to third parties consisted of the following:

	June 30, 2023	December 31, 2022

Unsecured loan receivable from third parties (1)	$2,174,034	$-
Guaranteed loan receivable from media business (2)	-	59,612,192
	2,174,034	59,612,192
Less: Long term portion	-	-
Prepayments, deposits and other assets – current portion	$2,174,034	$59,612,192

(1)	As of June 30, 2023, loans to third parties represent the balance the company lend to various third-parties for their working capital needs at rate of 4%-5% per annum.

(2)

Pursuant to the agreement with Shenzhen Kezhi Technology Co., Ltd.(“Kezhi”) on September 25, 2020 and a series of amendments entered during the period from September 25, 2020 to May 16, 2021, the Company intends to expand to media business through Kezhi. The Company originally planned to acquire certain media business assets from Kezhi, however, due to uncertainties in COVID-19, the Company and Kezhi ultimately reached into a final agreement (“Final agreement”) on May 16, 2021. Pursuant to the Final agreement, the Company agreed to extend a working capital support loan to Kezhi in aggregated of $61,274,530 (RMB444,320,000) with expected annual returns over two years and coupon interest rate of 5%. The company collected $4,573,358 (RMB33,162,788) in fiscal year 2022.

On January 5, 2023, the Company, Kezhi, the guarantor and the guarantor’s senior management Mr. Su Haoqing, entered into a debt extinguish agreement. Pursuant to the agreement, Mr. Su Haoqing settled the remaining $56,701,172 (RMB411,157,212) debt by rendering 20 antique art pieces. The Company have performed a valuation for accounting recognition purposes by a third-party valuation company.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Long term investment

	Equity investments accounted for using the equity method(ii)	Cost method investments without readily determinable fair value(i)	Total
Balance as of January 1, 2023	$11,120,935	$19,643,260	$30,764,195
Share of gain in equity method investee	70,947	-	70,947
Decrease due to acquired	(11,191,882)	(8,305,222)	(19,497,104)
Foreign currency translation adjustments	-	(111,304)	(111,304)
Balance as of June 30, 2023	$-	$11,226,734	$11,226,734

(i)

During the year ended December 31, 2022, the Company invested $434,960 (RMB3.0 million) cash and issued 5,756,481 shares (split-adjusted 23,985, equivalent to $1,844,377) for 5.0% equity interest in Shenzhen Chenbao Information service Co., Ltd. (“Chenbao”) in which the Company does not have significant influence and such investment does not have readily determinable fair values.

On January 20, 2022, the Company invested issued 17,138,305 shares (split-adjusted 71,410, equivalent to $8,305,222) for 19.99% equity interest in SamartConn CO., Limited (“SamartConn”) in which the Company does not have significant influence and such investment does not have readily determinable fair values. On January 18, 2023, the Company purchased additional 31% equity of Smartconn (See note 4).

On November 1, 2022, the Company invested issued 55,506,750 shares (split-adjusted 231,278, equivalent to $9,058,701) for 19% equity interest in DTI Group Limited (“DTI”) in which the Company does not have significant influence and such investment does not have readily determinable fair values. On March 24, 2023, the Company entered into an equity transfer agreement with a shareholder of DTI which the Company agrees to prepay 167,592,318 (split-adjusted 698,301 shares, equivalent to $15,906,186) to purchase 32% equity of DTI.

On January 1, 2022, the Company gained 5% equity interest in Guangzhou Xingsheng Information Technology Limited for $0 consideration, in which the Company does not have significant influence and such investment does not have readily determinable fair values.

(ii)

On June 28, 2022, the Company invested issued 19,942,553 shares (split-adjusted 83,094, equivalent to $6,674,772) for 15% equity interest in Boxinrui International Holdings Limited (“Boxinrui”) in which the Company does not have significant influence and such investment do not have readily determinable fair values. On December 28, 2022, the Company further issued 55,300,530 shares (split-adjusted 230,419, equivalent to $4,446,163) for 20% equity interest in Boxinrui International Holdings Limited. As a result, the Company considers it has significant influence on this investment based on its voting power. During the six months ended June 30, 2023, the Company recorded shares of gain of $70,947.

On March 28, 2023, the Company entered into an equity transfer agreement with fifteen individual shareholders of Boxinrui, pursuant to which the Company agreed to further acquire 65% equity interest in Boxinrui (See note 4).

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Property and equipment, net

Property and equipment, net, consist of the following:

	June 30, 2023	December 31, 2022

Computer equipment	$379,909	$380,055
Office equipment, fixtures and furniture	61,704,888	2,033,617
Capitalized development cost and software acquired	46,132,443	10,886,033
Automobiles	180,079	189,325
Buildings	4,484,933	4,715,189
Subtotal	112,882,252	18,204,219
Less: accumulated depreciation and amortization	(11,771,664)	(7,207,577)
Total	$101,110,588	$10,996,642

Depreciation and amortization expense for the six months ended June 30, 2023 and 2022 amounted to $2,648,715 and $195,444, respectively. The Company capitalized development costs related to its core supporting modules of the global trade applications and solutions incurred during the application development stage. The amortization expense for the six months ended June 30, 2023 and 2022 totaled $2,321,934 and $920,833, respectively. As of June 30, 2023, buildings with net book value amounted to $3,915,210 were pledged for obtaining various of loans (See Note 10).

The estimated amortization of capitalized development cost is as follows:

Twelve months ending June 30,	Estimated amortization expense
2024	$1,612,226
2025	1,254,872
2026	792,856
2027	386,103
2028	152,971
Thereafter	17,096
Total	$4,216,124

Note 9 — Related party balances and transactions

Related party transactions and balances

Name of Related Party	Relationship to the Company
Guangzhou Jiatu Culture Media Co., Ltd. (formerly as Guangzhou Powerbridge Blockchain Co., Ltd.)	Company has significant influence over with this entity
Ban Lor	Shareholder of the Company
Stewart Lor	CEO
Yuxia Xu	CFO
Hong Yu	shareholder of Zhixin
Shanghai Stamp Technology Co., Ltd.	The Company owns equity interest
Xuzhi Zhou	Chief Business Development Officer
Jing Deng	Chief Product Officer
Xiaoyan Liu	Shareholder of Ascendent
Zhongchuan Dadi (Beijing) Technology Co., LTD	Shareholder of Ascendent
Shanghai Yue See cultural development Co., LTD	Shareholder of Metafusion

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Related party balances and transactions (continued)

a	Due from related parties:

	June 30, 2023	December 31, 2022

Shanghai Stamp Technology Co., Ltd. (1)	$-	$172,811
Ban Lor (2)	25,697	37,638
Stewart Lor (2)	1,470,016	1,566,478
Yuxia Xu (2)	397,694	363,666
Xuzhi Zhou (2)	100,000	-
Jing Deng (2)	170,000	-
Xiaoyan Liu (2)	135,426	-
Due from related parties, net	$2,298,833	$2,140,593

(1)	In connection with the acquisition of Smartconn, the balance was eliminated.

(2)	From time to time, the Company advances funds to senior management for business purpose.

b	Due to related party:

	June 30, 2023	December 31, 2022

Hong Yu (1)	$-	$118,114
Shanghai Yue See cultural development Co., LTD	16,549	-
Zhongchuan Dadi (Beijing) Technology Co., LTD	219	-
Subtotal	$16,768	$118,114

(1)	The above balances represent unpaid loan and expenses to these related parties.

c	Related party transactions

		Six months ended June 30, 2023	Six months ended June 30, 2022

Guangzhou Jiatu Culture Media Co., Ltd. (2)	Service fees	$-	$65,085
Stewart Lor	Interest income	$37,620	$-
Yuxia Xu	Interest income	$10,037	$-
Shanghai Yue See cultural development Co., LTD	Service revenue	$4,287	$-

(1)	On June 2, 2022, the Company’s CFO sold the equity interest in Jiatu Culture Media Co., Ltd., so Jiatu Culture Media Co., Ltd. no longer considered as a related party.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Bank loans

Outstanding balance of short-term bank loans consisted of the following:

	June 30, 2023	December 31, 2022

Loan from Bank of Communication	$2,758,127	$2,174,796
Loan from Bank of China	-	434,959
Loan from SPD Bank	1,103,250	-
	$3,861,377	$2,609,755

On January 28, 2022, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $1,449,864 for a term of one year and at a fixed annual interest rate of 4.70%. The bank loan was guaranteed by the representative of Zhuhai Powerbridge and pledged approximately $2.4 million fixed assets as the collateral to secure the loan. The loan was fully repaid upon maturity.

On December 16, 2022, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $689,532 for a term of one year and at a fixed annual interest rate of 4.10%. The bank loan was guaranteed by the Company’s CEO and CEO’s spouse.

On January 16, 2023, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $494,773 for a term of one year and at a fixed annual interest rate of 4.20%. The bank loan was guaranteed by the Company’s CEO and a third party.

On January 19, 2023, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $1,379,063 for a term of one year and at a fixed annual interest rate of 4.20%. The bank loan was guaranteed by the representative of Zhuhai Powerbridge and pledged approximately $2.2 million fixed assets as the collateral to secure the loan.

On March 14, 2023, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $194,759 for a term of one year and at a fixed annual interest rate of 4.20%. The bank loan was guaranteed by the Company’s CEO and a third party.

On June 10, 2022, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $724,932 for a term of one year and at a fixed annual interest rate of 4.50%. The bank loan was guaranteed by the representative of Zhuhai Powerbridge and pledged approximately $1.8 million fixed assets as the collateral to secure the loan. On December 30, 2022, the Company partially repaid $289,973 in advance, the remaining balance was fully repaid on April 3, 2023

On July 15, 2022, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $724,932 for a term of one year and at a fixed annual interest rate of 4.50%. The bank loan was guaranteed by the representative of Zhuhai Powerbridge and pledged approximately $1.8 million fixed assets as the collateral to secure the loan. On December 30, 2022, the Company fully repaid the loan in advance.

On June 28, 2023, Powerbridge Zhuhai entered into a loan agreement with Shanghai Pudong Development Bank obtain a loan of $1,103,250 for a term of one year and at a fixed annual interest rate of 4.1%. The bank loan was guaranteed by the Company’s CEO and pledged approximately $1.7 million fixed assets as the collateral to secure the loan.

For the six months ended June 30, 2023 and 2022, interest expense was $63,806 and $96,701, respectively, with the weighted average interest rate of 4.2% and 4.8%, respectively.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Lease

The Company has several operating leases for offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Effective January 1, 2022, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its unaudited condensed consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of January 1, 2022. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Total lease expense for the six months ended June 30, 2023 and 2022 amounted to $140,499and $88,040, respectively.

Supplemental balance sheet information related to operating leases was as follows:

June 30, 2023
Right-of-use assets, net	$366,649

Operating lease liabilities - current	189,190
Operating lease liabilities - non-current	170,553
Total operating lease liabilities	$359,743

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2023:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.95 years
Weighted average discount rate	5.0%

The following is a schedule of maturities of lease liabilities as of June 30, 2023:

Twelve months ending June 30,	Amount
2024	$202,397
2025	174,375
Total future minimum lease payments	376,772
Less: imputed interest	(17,029)
Present value of lease liabilities	$359,743

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Convertible Notes

On August 7, 2021, the Company entered into an amendment (the “Closing Statement”) to the securities purchase agreement initially entered into with YA on April 9, 2021 (the “Purchase Agreement”). Pursuant to the Purchase Agreement, YA agreed to purchase convertible notes (the “Notes”) in the aggregate principal amount of US$7,000,000 (the “Principal”), which shall be convertible into the Company’s ordinary shares par value $0.00166667 (split-adjusted 0.4) per share, and a warrant (the “Warrant”) to purchase 571,429 Ordinary Shares (split-adjusted 2,381), for gross proceeds of approximately US$6,790,000. The first closing of the offer and sale of the first Note (the “First Note”) in the principal amount of $4,000,000 was completed on April 9, 2021. Pursuant to the Closing Statement, the Company and YA agreed that, among other thing, (i) the Principal shall be increased to US$8,000,000; (ii) the principal amount of the second Note (the “Second Note”) is reduced from $3,000,000 to $2,000,000; the closing of the second Note in the principal amount of $2,000,000 was completed on August 9, 2021. (iii) the number of ordinary shares to be issued pursuant to the Warrant shall be increased from 571,429 (split-adjusted 2,381) to 653,061 (split-adjusted 2,721); and (iv) promptly after the Securities and Exchange Commission (the “SEC”) declares effective a registration statement to be filed by the Company pursuant to a registration rights agreement (the “Registration Rights Agreement”), YA agrees to purchase the third Note (the “Third Note”) in the principal amount of $2,000,000, which shall have identical terms as those of the Second Note. Except as expressly amended by the Closing Statement, the Second Note has essentially identical terms to the First Note.

On September 1, 2022, the Company entered into a securities purchase agreement with Streeterville Capital, LLC (“Streeterville”), pursuant to which the Company issued the Investor an unsecured promissory note on September 1, 2022 in the original principal amount of $8,640,000 (the “Note”), convertible into ordinary shares, par value $0.00166667 (split-adjusted 0.4) per share, of the Company, for $8,000,000 in gross proceeds. The transaction contemplated by the Purchase Agreement closed on September 1, 2022. The Note bears interest at a rate of 6% per annum compounding daily. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Note includes an original issue discount of $640,000 along with $20,000 for Streeterville’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment.

Conversion of convertible notes

For the year ended December 31, 2022, YA delivered conversion notice for convertible notes in an aggregate of principle of $2,000,000 to the Company and the Company issued an aggregate of 5,929,838 (split-adjusted 24,708) ordinary shares, par value $0.00166667 (split-adjusted 0.4) per share, of the Company, to YA. The fair value of the conversion note was assessed at $2,261,270 upon conversion based on the binomial model assessed by the independent valuation firm.

The Company has elected to recognize the convertible note at fair value and therefore there was no further evaluation of embedded features for bifurcation. The Company engaged third party valuation firm to perform the valuation of convertible note. The fair value of the convertible note is calculated using the binomial tree model based on probability of remaining as straight debt using discounted cash flow with the following assumptions

February 9, 2022-May 25, 2022
Risk-free interest rate	0.53-0.91%
Expected life	0.20-0.48 year
Discount rate	9.33-11.22%
Expected volatility	80.48-143.72%
Expected dividend yield	0%
Fair value	$2,261,270

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Convertible Notes (continued)

For the year ended December 31, 2022, Streeterville delivered conversion notice for convertible notes in an aggregate of principle of $1,250,310 to the Company and the Company issued an aggregate of 13,981,758 (split-adjusted 58,257) ordinary shares, par value $0.00166667 (split-adjusted 0.4) per share, of the Company, to Streeterville. The fair value of the conversion note was assessed at $1,534,654 upon conversion based on the binomial model assessed by the independent valuation firm.

November 8, 2022-December 24, 2022
Risk-free interest rate	4.66-4.72%
Expected life	0.70-0.83 year
Discount rate	11.37-11.72%
Expected volatility	99.91-103.93%
Expected dividend yield	0%
Fair value	$1,534,654

For the six months ended June 30, 2023, Streeterville delivered conversion notice for convertible notes in an aggregate of principle of $2,427,582 to the Company and the Company issued an aggregate of 26,849,931 (split-adjusted 111,875) ordinary shares, par value $0.00166667 (split-adjusted 0.4) per share, of the Company, to Streeterville. The fair value of the conversion note was assessed at $3,128,452 upon conversion based on the binomial model assessed by the independent valuation firm.

January 10, 2023-February 3, 2023
Risk-free interest rate	4.75-4.81%
Expected life	0.59-0.65 year
Discount rate	10.96-11.37%
Expected volatility	109.85-113.95%
Expected dividend yield	0%
Fair value	$3,128,452

The convertible notes are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant inputs used in developing the fair value of the convertible notes include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion.

For the six months ended June 30, 2023 and 2022, the Company recognized a loss of change in fair value of convertible note of $530,501 and a gain of change in fair value of convertible note of $11,658, respectively. Interest expense recognized for these convertible notes for the six months ended June 30, 2023 and 2022, were $157,607 and $35,731, respectively.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Taxes

(a) Income tax

Cayman Islands

Powerbridge was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Powerbridge HK is established in Hong Kong. Under the Hong Kong tax laws, Powerbridge HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Powerbridge Zhuhai is governed by the Enterprise Income Tax (“EIT”) laws of PRC. Under EIT laws of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Powerbridge Zhuhai, the Company’s operating subsidiary in PRC, has been approved as HNTEs in 2014 and successfully renewed it in 2020, which reduced its statutory income tax rate to 15%. The rest of the Company’s subsidiaries in PRC are subject to income tax rate of 25%.

The impact of the preferred tax treatment noted above decreased income taxes by $223,556 and $472,994 for the six months ended June 30, 2023 and 2022, respectively. The benefit of the preferred tax treatment on net income per share (basic and diluted) was 0.08 and $1.58 for the six months ended June 30, 2023 and 2022, respectively.

Significant components of the provision for income taxes are as follows:

	For the six months ended June 30,
	2023	2022

Current	$2,795	$745
Deferred	(77,651)	(318,048)
Total income tax benefit	$(74,856)	$(317,303)

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the six months ended June 30,
	2023	2022

PRC statutory rates	25.0%	25.0%
Preferential tax rates	(0.4)%	(5.4)%
R&D credits	0.3%	2.5%
Change in valuation allowance and others	(24.8)%	(18.5)%
Effective tax rate	0.1%	3.6%

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Taxes (continued)

(a) Income tax - continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the deferred tax assets are as follows:

	June 30, 2023	December 31, 2022

Deferred tax assets:
Provision for doubtful accounts	$1,273,869	$1,260,557
Depreciation and amortization	168,410	162,980
Net operating loss carryforward	1,604,645	1,388,155
Valuation allowance	(2,039,967)	(1,831,039)
Total deferred tax assets	$1,006,957	$980,653

As of June 30, 2023, the Company has approximately $9.7 million net operating loss (“NOL”) carryforwards with expirations by 2027. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management provided $2,039,967 and $1,831,039 valuation allowance against the deferred tax assets that the Company does not expect to realize at June 30, 2023 and December 31, 2022, respectively.

(b) Value added tax

Enterprises who sell goods in the PRC are subject to a value added tax in accordance with PRC laws. VAT standard rates are 6% to 13% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on sales of the finished products and services. Powerbridge Zhuhai obtained a VAT preferential status for its technology development business, accordingly, the certain Company’s technology development business is exempted from VAT.

(c) Tax payable

Taxes payable consists of the following:

	June 30, 2023	December 31, 2022

Income taxes payable	$2,780	$-
VAT and other tax payable	123,883	110,843
Total	$126,663	$110,843

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Taxes (continued)

(c) Tax payable - continued

Uncertain tax positions

The Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due, although the Company’s management believes the Company has paid or accrued for all taxes owed by the Company. As of December 31, 2022, the Company had accrued (before adjustment) total income tax liabilities of $550,602. According to PRC taxation regulation and administrative practice and procedures, the statute of limitation on tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. The Company also obtained a written statement from the local tax authority that no additional taxes are due as of December 31, 2022. Based on these facts, the Company reversed the accrued tax liabilities in the total amount of $550,602 (or RMB3,798,484) relating to the tax liabilities accrued for the period from fiscal 2016 to fiscal 2018, resulting in the decrease of accrued income tax liabilities from $550,602 to $nil as of December 31, 2022.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2023 and December 31, 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended June 30, 2023 and 2022. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2023.

Note 14 — Equity

Ordinary Shares

On December 5, 2022, the Company held its 2022 special general meeting of shareholders. At the Meeting, the Company’s shareholders approved an amendment to the Company’s amended and restated Memorandum and Articles of Association (“A&R M&A”) to increase the authorized share capital. As a result, the Company’s authorized share capital is $16,666,700 divided into 10,000,000,000 shares of a par value of US$0.00166667 each, with an increase of an additional 9,700,000,000 shares of a par value of US$0.00166667 each.

On May 30, 2023, the Company held an extraordinary general shareholders meeting. At the Meeting, the Company’s shareholders approved (i) a share consolidation of thirty (30) issued and unissued ordinary shares with par value of US$0.00166667 each in the Company’s issued and unissued share capital into one (1) share with par value of US$ 0.050 (the “Share Consolidation”) and (ii) an increase in the authorized share capital of the Company from US$16,666,700 (divided in to 333,333,333 shares) to US$50,000,000 (divided in to 1,000,000,000 shares), all of which will rank pari passu in all respects with all existing shares of the Company.

On September 5, 2023, the Company held its 2023 special general meeting of shareholder. At the Meeting, the Company’s shareholders approved (i) a share consolidation of every eight (8) issued and unissued ordinary shares with par value of US$0.050 each in the Company’s issued and unissued share capital be consolidated into one (1) share with par value of US$ 0.40 (the “Share Consolidation”); (ii) an increase in the authorized share capital of the Company from US$50,000,000 divided into 125,000,000 shares of a nominal or par value of US$0.40 each, to US$200,000,000 divided into 500,000,000 shares of a nominal or par value of US$0.40 each (the “Share Capital Increase”); (iii) a dual-class share structure of Class A and Class B ordinary shares of the Company, with each Class A and Class B ordinary share ranking pari passu and having the same rights, preferences, privileges and restrictions, except that, voting as the same class, each Class B ordinary share is entitled to thirty (30) votes and each Class A ordinary is entitled one (1) vote (the “Dual-class Share Structure”); (iv) a re-designation of 2,000,000 shares of the 500,000,000 authorized shares as Class B ordinary shares and 498,000,000 shares of the 500,000,000 authorized shares as Class A ordinary shares; (v) a re-designation of the 243,903 shares (after giving effect to the Share Consolidation) held by Mr. Stewart Lor, CEO and Chairman of the Board of the Company, as Class B ordinary shares (together with item (iv), the “Share Re-designation”); and (vi) an adoption of the fifth amended and restated memorandum and articles of association in replace of the Company’s currently in effect fourth memorandum and articles of association to reflect the changes in connection with the Share consolidation, the Share Capital Increase, the Dual-class Share Structure and the Share Re-designation.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Equity (continued)

Ordinary Shares - continued

On December 1, 2023, the Company held an extraordinary general meeting. At the Meeting, the Company’s shareholders approved: (a) the name of the Company be changed from Powerbridge Technologies Co., Ltd. to X3 Holdings Co., Ltd., and ticker symbol of the Company be changed from “PBTS” to “XTKG” (the “Name Change”). (b) the authorized share capital of the Company be increased from US$200,000,000 divided into 500,000,000 shares of a nominal or par value of US$0.40 each to US$2,000,000,000 divided into 5,000,000,000 ordinary shares of a nominal or par value of US$0.40 each by creation of an additional 4,500,000,000 ordinary shares of a nominal or par value of US$0.40 each (the “Share Capital Increase”). (c) 18,000,000 ordinary shares of the additional 4,500,000,000 authorized ordinary shares be re-designated as Class B ordinary shares and 4,482,000,000 ordinary shares of the additional 4,500,000,000 authorized ordinary shares as Class A ordinary shares (together, the “Share Re-designation”), such the authorized share capital of the Company shall be changed to “US$2,000,000,000 divided into (i) 4,980,000,000 Class A ordinary shares of a par value of US$0.40 each, and (ii) 20,000,000 Class B ordinary shares of a par value of US$0.40 each.” (d) to adopt the sixth amended and restated memorandum and articles of association in replace of the Company’s currently in effect fifth amended and restated memorandum and articles of association to reflect the changes in connection with the Name Change, the Share Capital Increase and the Share Re-designation (the “Sixth Amendment of Memorandum”). (e) to ratify the election of Mr. Phillip Tao QIU and Dr. Ruizhong JIANG as Independent Directors of the Company with a one-year term of office until the annual general meeting of the shareholders of the Company to be held in 2024 (the “Directors Appointment”). (f) to grant general authorizations to the board of directors or any one director or officer of the Company to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

The Company had 3,953,773 and 285,005,647 (split adjusted 1,187,498) ordinary shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively.

On June 21, 2023, the Company paid cash to certain minor shareholders and cancelled 1,756 (split-adjusted 220) shares due to share consolidation reconciliation.

Public Offering Warrants

In connection with the initial public offering (“IPO”) on April 4, 2019, the Company issued warrants totaling 122,500 (split- adjusted 510) units to the placement agents (the “Public Offering Warrants”). The warrants carry a term of five years and shall be exercisable at $5.50 (split- adjusted $1,320) per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in shareholders’ equity. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. As of June 30, 2023 and December 31, 2022, no warrants were exercised. weighted average remaining life of 0.76 years and 1.24 years, respectively. The fair value of this Public Offering Warrants was $356,200, which was considered a direct cost of IPO and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying share of $5.00 (split-adjusted 1200), risk free rate of 2.2%; expected term of 5 years; exercise price of the warrants of $5.5 (split- adjusted $1,320), volatility of 71.9%; and expected future dividends of nil.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Equity (continued)

Ordinary shares issued for consulting services

On September 30, 2019, the Company entered into a marketing development service agreement with an external consultant for service term of three years and agreed to 50,000 (split-adjusted 208) shares as compensation. The fair value of those restricted shares was assessed at $164,000 based on the stock price of contract dates. On November 28, 2019, the Company entered into a marketing development service agreement with another external consultants for service term of three years and agreed to 57,540 (split-adjusted 240) shares as compensation. The fair value of those restricted shares was assessed at $171,469 based on the stock price of contract dates.

On September 26, 2020, the Company signed a consulting agreement with a third-party consultant. Pursuant to the agreement, the Company agreed to pay a total of 100,000 (split-adjusted 417) ordinary shares for service term of three years as compensation. The Company has issued the above 100,000 (split-adjusted 417) shares on June 1, 2021. The fair value of those restricted shares was assessed at $209,000 based on the stock price of contract dates. On August 17, 2020, the Company signed a consulting agreement with a third-party consultant. Pursuant to the agreement, the Company agreed to pay a total of 10,000 (split-adjusted 42) ordinary shares for service term of two years as compensation. The Company has issued the above 10,000 (split-adjusted 42) shares on March 1, 2022. The fair value of those restricted shares was assessed at $27,900 based on the stock price of contract dates.

On September 23, 2021, the Company signed a consulting agreement with a third-party consultant. Pursuant to the agreement, the Company agreed to pay a total of 250,000 (split-adjusted 1,042) ordinary shares for service term of one year as compensation. The fair value of those restricted shares was assessed at $320,000 based on the stock price of contract dates. On September 23, 2021, the Company signed a consulting agreement with a third-party consultant. Pursuant to the agreement, the Company agreed to pay a total of 250,000 (split-adjusted 1,042) ordinary shares for service term of one year as compensation. The fair value of those restricted shares was assessed at $320,000 based on the stock price of contract dates.

On May 18, 2022, the Company issued 37,255 (split-adjusted 155) ordinary shares as compensation to an advisory firm for the related investor relations advisory service. The fair value of those restricted shares was assessed at $11,564 based on the stock price of contract dates.

On January 4, 2023, March 14, 2023, March 27, 2023, April 23, 2023 and June 26, 2023, the Company issued 909,091(split-adjusted 3,788), 3,000,000 (split-adjusted 12,500), 2,272,727 (split-adjusted 9,470), 3,030,303 (split-adjusted 12,626) and 349,650 (split-adjusted 43,706) ordinary shares as compensation to an advisory firm for the related investor relations advisory service. The aggregated fair value of those restricted shares was assessed at $1,361,637 based on the stock price of contract dates.

For the six months ended June 30, 2023 and 2022, the Company recorded a consulting fee expense of $1,396,470 and $429,284 included in the share-based compensation expense. As of June 30, 2023 and December 31, 2022, there were unrecognized share-based compensation expense related to the ordinary shares issued for consulting services amounted to $17,416 and $52,249, respectively.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Equity (continued)

Restricted share units (“RSUs”) issued for consulting services

On June 16, 2022, the board of directors proposed to modify the Company’s Amended 2018 Stock Option Plan), by supplementing various clauses in relation to the grant of Restricted Shares and Restricted Share Units to the employees, Directors and consultants of the Company.

On July 15, 2022 the Company signed six consulting agreements with six third-party consultants with term of three years. Pursuant to the agreements, the Company agreed to pay total of 12,000,000 (split-adjusted 50,000) RSUs (representing 1 ordinary shares of the Company, with par value $0.00166667 (split-adjusted 0.4) per share) as compensation for the services after signing of the agreements. The Company issued 12,000,000 (split-adjusted 50,000) RSUs on July 22, 2022. The fair value of those shares was assessed at $13,080,000 based on the stock price of contract date. For the six months ended June 30, 2023, the Company recorded a consulting fee expense of $2,180,000, included in the share-based compensation expense. As of June 30, 2023 and December 31, 2022, there were unrecognized share-based compensation expense related to RSUs issued for consulting services amounted to $8,901,667 and $11,081,667, respectively.

2018 Stock option plan

On August 18, 2018 and further amended on February 10, 2019, the Board of Directors (“Board”) approved an amended the 2018 Stock Option Plan (the “2018 Plan”).  The Plan provides for discretionary grants of stock options to key employees, directors and consultants of the Company. The purpose of the Plan is to attract and retain the best available personnel and to promote the success of the Company’s business. The Board authorized that the maximum aggregate number of ordinary shares reserved and available pursuant to this Plan shall be the aggregate of (i) 1,035,787 (split-adjusted 4,316) shares, and (ii) on each January 1, starting with January 1, 2019, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of ordinary shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of ordinary shares as may be determined by the Committee. The Plan shall become effective on the effective date of the Company’s contemplated initial public offering is completed, which was on April 4, 2019. The grants under the Plan generally have a maximum contractual term of ten years from the date of grant. Stock option awards granted under the plan at the determination of the Board shall be effective and exercisable after the Company’ completion of IPO of its securities. The terms of individual agreements for various grants under the Plan will be determined by the Board (or its Compensation Committee) and might contain both service and performance conditions. The Company believes the options contain an explicit service condition and a performance condition. On July 2, 2020, the Board approved to amend the 2018 Plan to adjust that the maximum aggregate number of ordinary shares reserved and available pursuant to the 2018 Plan shall not at any time exceed 20% of the total number of outstanding Ordinary Shares at the time of issuance, from time to time. Such amendment was approved during shareholders’ annual meeting on July 27, 2020.

On April 4, 2019, the Board approved to issue 1,050,500 (split-adjusted 4,377) stock options to its employees under 2018 stock option plan with exercise price of $5.0 (split-adjusted 1,200) per share. These options generally have vesting periods of 1-3 years and will expire no later than April 3, 2024. On January 29, 2022, the Board cancelled this plan.

On April 4, 2019, the Board approved to issue 300,000 (split-adjusted 1,250) stock options to an external consultant under 2018 stock option plan with exercise price of $3.75 (split-adjusted 900) per share. These options were fully vested upon grant and will expire no later than April 3, 2029. On February 18, 2021, the consultant excised 58,110 (split-adjusted 242) shares options on a cashless basis. On February 6, 2021, the Company issued 23,954 (split-adjusted 100) ordinary shares to the consultant.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Equity (continued)

2018 Stock option plan - continued

On May 26, 2021, the Board approved to issue 7,604,964 (split-adjusted 31,687) stock options to its employees under 2018 stock option plan with exercise price of $1.22 (split-adjusted 292.8) per share. 4,014,964 (split-adjusted 16,729) of these stock options were fully vested upon grant; 3,590,000(split-adjusted 14,958) of these stock options generally have vesting periods of 1-3 years. The options will expire no later than May 26, 2026. On January 26, 2022 the Board approved to amend the exercise price from $1.22 (split-adjusted 292.8) to $0.34 (split-adjusted 81.6) per share, 5,809,964 (split-adjusted 24,208) of these stock options were fully vested upon grant; 1,795,000 (split-adjusted 7,479) of these stock options was vested in one year after grant. The Company recorded modification expense of $2,139,555. On May 16, 2022, the Board further approved to amend the exercise price from $0.34 (split-adjusted 81.6) to $0.265 (split-adjusted 63.6) per share. The Company recorded modification expense of $137,641. On December 20, 2022, the Board further approved to amend the exercise price from $0.265 (split-adjusted 63.6) to $0.084 (split-adjusted 20.16) per share. The Company recorded modification expense of $206,461.

The fair value of stock options was determined at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option model requires management to make various estimates and assumptions, including expected term, expected volatility, risk-free rate, and dividend yield. The expected term represents the period of time that stock-based compensation awards granted are expected to be outstanding and is estimated based on considerations including the vesting period, contractual term and anticipated employee exercise patterns. Expected volatility is based on the historical volatility of the Company’s stock. The risk-free rate is based on the U.S. Treasury yield curve in relation to the contractual life of stock-based compensation instruments. The dividend yield assumption is based on historical patterns and future expectations for the Company dividends. Assumptions used to estimate the fair value of stock options on the grant dates are as follows:

	Options granted in May 2021	Options Amended in January, 2022	Options Amended in May, 2022	Options Amended in December, 2022
Risk-free interest rate	0.81%	1.66%	0.81%	4.44%
Expected life of the options	5 years	4.33 years	4.03 years	3.43 years
Expected volatility	96.0%	96.0%	96.0%	96.0%
Expected dividend yield	-%	-%	-%	-%
Fair value	$7,232,526	$2,106,163	$1,652,811	$689,971

A summary of activities of the stock options is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		$	Year	$

Outstanding as of December 31, 2021	37,072	416.42	4.23	-
Granted	-	-	-	-
Cancelled	(4,377)	1,133.36	-	-
Outstanding as of December 31, 2022	32,695	48.00	3.49	-
Granted	-	-	-	-
Cancelled	-	-	-	-
Outstanding as of June 30, 2023	32,695	47.29	2.99	-
Exercisable as of June 30, 2023	32,695	47.29	2.99	-

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Equity (continued)

2018 Stock option plan - continued

For the six months ended June 30, 2023 and 2022, total share-based compensation expenses recognized for the share options granted were $nil and $2,630,758, respectively. As of June 30, 2023 and December 31, 2022, there was no unrecognized share-based compensation expenses related to the share options granted, respectively.

Private placement

On September 1, 2022, the Company entered into a securities purchase agreement with White Lion Capital LLC (“White Lion”). Pursuant to the agreement, White Lion shall purchase up to $15 million of the Company’s ordinary shares at the lowest daily VWAP of the Ordinary Shares during the Valuation Period by 97%. As of December 31, 2022, the Company issued 22,875,000 (split-adjusted 95,313) ordinary shares and net proceeds was $3,519,202. During six months ended June 30, 2023, the Company issued 5,000,000 (split-adjusted 20,833) ordinary shares and net proceeds was $491,180. The Company issued 37,500 ordinary shares and received approximately $0.1 million from White Lion in 2023.

On September 9, 2022, the Company entered into a securities purchase agreement with YA II PN, LTD. Pursuant to the agreement, YA II PN, LTD. shall purchase up to $30 million of the Company’s ordinary shares at the market price by 96%, and the company shall issue to YA II PN, LTD. 223,880 (split-adjusted 933) ordinary shares as a commitment fee. As of December 31, 2022, the Company issued 17,035,074 (split-adjusted 70,979) ordinary shares and net proceeds was $3,511,317. The Company issued 223,880 (split-adjusted 933) ordinary shares for commitment fee on January 1, 2023. During six months ended June 30, 2023, the Company issued 41,406,784(split-adjusted 172,528) ordinary shares and net proceeds was $3,945,066. The Company issued 1,300,173 ordinary shares and received approximately $2.9 million from YA II PN, LTD. in 2023.

On December 29, 2022, the Company entered into a securities purchase agreement with TBS Capital LP, (“TBS”). Pursuant to the agreement, TBS shall purchase up to $15 million of the Company’s ordinary shares at the market price by 96%, and the company shall issue to Yorkville 223,880 (split-adjusted 933) ordinary shares as a commitment fee. The Company issued 223,880 (split-adjusted 933) ordinary shares for commitment fee on December 15, 2022. During six months ended June 30, 2023, the Company issued 11,836,592(split-adjusted 49,319) ordinary shares and received net proceeds of $499,063, the remaining balance of $500,000 is still outstanding as of the filing date.

On May 17, 2023, the Company entered into a securities purchase agreement with Spring Field Fund SPC. Pursuant to the agreement, Spring Field Fund SPC shall purchase $600,000 of the Company’s ordinary shares at a higher price of (i)80% of the closing bid price at May 17, 2023; or (ii) a price further negotiated and agreed by both parties upon closing; or (iii) $0.05. Net proceeds of $600,000 was received on May 18, 2023, as of this filing date, the related ordinary shares have not been issued.

Conversion of convertible notes

On May 25, 2022, the Company issued an aggregate of 5,929,838 (split-adjusted 24,708) ordinary shares, par value $0.00166667 (split-adjusted $0.4) per share, of the Company, to YA (Note 12). The fair value of the conversion note was assessed at $2,261,270 upon conversion based on the binomial model assessed by the independent valuation firm.

On December 12, 2022, the Company issued an aggregate of 13,981,758 (split-adjusted 58,257) ordinary shares, par value $0.00166667 (split-adjusted $0.4) per share, of the Company, to Streeterville (Note 12). The fair value of the conversion note was assessed at $1,534,654 upon conversion based on the binomial model assessed by the independent valuation firm.

On February 3, 2023, the Company issued an aggregate of 26,849,931 (split-adjusted 111,875) ordinary shares, par value $0.00166667 (split-adjusted $0.4) per share, of the Company, to Streeterville (Note 12). The fair value of the conversion note was assessed at $3,128,453 upon conversion based on the binomial model assessed by the independent valuation firm.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Equity (continued)

Shares issued for reserve

On August 5, 2021, the Company issued 4,014,964 (split-adjusted 16,729) ordinary shares held in an escrow account as reserve solely for potential stock options. On September 20, 2022, the Company issued 2,416,650 (split-adjusted 10,069) ordinary shares held in an escrow account as reserve solely for potential stock options. As of June 30, 2023, no shares were transferred to the holders.

At the market (“ATM”) offering

On February 23, 2021, the Company entered into a Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners, as sales agent (the “Agent”), pursuant to which the Company may offer and sell, from time to time, through or to the Agent, as sales agent and/or principal (the “Offering”) up to $30,000,000 of its ordinary shares, par value $0.00166667 (split-adjusted $0.4) per share (the “Shares”). Any Shares offered and sold in the Offering will be issued pursuant to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2021, and the sales agreement prospectus that forms a part of such Registration Statement, following such time as the Registration Statement is declared effective by the SEC, for an aggregate offering price of up to $200 million. For the year ended December 31, 2021, the Company sold 1,626,327 (split-adjusted 6,776) ordinary shares, par value $0.00166667 (split-adjusted $0.4) per share, through the ATM offering with net proceeds of $5,128,477. For the year ended December 31, 2022, the Company sold 56,800 (split-adjusted 237) ordinary shares, par value $0.00166667 (split-adjusted $0.4) per share, through the ATM offering with net proceeds of $56,449, the amount was received on January 28, 2023.

Shares issued for long-term investments/acquisitions

In connection of the long-term investment of Smartconn, on January 20, 2022, the Company issued 17,138,305 (split-adjusted 71,410) ordinary shares to the original shareholders of Smartconn as consideration of 19.99% equity interest. The fair value of the shares issued amounted to $8,305,222.

On January 5, 2023, the Company entered into an equity transfer agreement with a shareholder of Smartconn which the Company agrees to purchase 31% equity of Smartconn at 90% of the appraisal price. The consideration of the Acquisition will be paid in the form of 114,899,222 (split-adjusted 478,747) newly issued shares of the Company. The fair value of the shares issued amounted to $12,640,062.

In connection of the long-term investment of Boxinrui on June 28, 2022, the Company issued 19,942,553 (split-adjusted 83,094) ordinary shares to the original shareholders of Boxinrui as consideration of 15% equity interest. The fair value of the shares issued amounted to $6,674,772. On December 28, 2022, the Company further issued 55,300,530 (split-adjusted 230,419) ordinary shares to the original shareholders of Boxinrui as consideration of 20% equity interest. The fair value of the shares issued amounted to $4,446,163.

On March 28, 2023, the Company entered into an equity transfer agreement with fifteen individual shareholders of Boxinrui, pursuant to which the Company agreed to pre-issue 276,448,625(split-adjusted 1,151,869) shares to further acquire 65% equity interest in Boxinrui for a consideration in form of 276,448,625 (split-adjusted 1,151,869) shares to the Relevant Shareholders. The fair value of the shares issued amounted to $24,078,675.

In connection of the long-term investment of Chenbao, on August 24, 2022, the Company issued 5,756,481 (split-adjusted 23,985) ordinary shares to the original shareholders of Chenbao as partial consideration of 5% equity interest. The fair value of the shares issued amounted to $1,844,377.

In connection of the long-term investment of DTI, on November 1, 2022, the Company issued 55,506,750 (split-adjusted 231,278) ordinary shares to the original shareholders of DTI as consideration of 19% equity interest. The fair value of the shares issued amounted to $9,058,701.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Equity (continued)

Shares issued for long-term investments/acquisitions - continued

On March 24, 2023, the Company entered into an equity transfer agreement with a shareholder of DTI which the Company agrees to prepaid 167,592,318 (split-adjusted 698,301) shares to purchase 32% equity of DTI. The fair value of the shares issued amounted to $15,906,186.

Additional paid-in capital

As of June 30, 2023 and December 31, 2022, additional paid-in capital in the unaudited condensed consolidated balance sheet represented the combined contributed capital of the Company’s subsidiaries.

Statutory reserve

Under PRC law, the Company’s subsidiary located in the PRC (collectively referred as the (“PRC entities”) are required to provide for certain statutory reserves. The PRC entities are required to allocate at least 10% of their after-tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis.

The Company’s subsidiaries in PRC had accumulated deficits as of June 30, 2023 and December 31, 2022, as a result, the statutory reserve balances were $nil as of June 30, 2023 and December 31,2022.

Note 15 — Commitments and contingencies

In the ordinary course of the business, the Company subject to periodic legal or administrative proceedings. The Company accrues liability when the loss is probable and reasonably estimable. On April 28, 2022, Shengfeng Zeng (a former employee) filed a lawsuit against the Company for a debt dispute of $67,801 (RMB491,647). On January 10, 2023, the Court ordered the Company to pay Shengfeng Zeng $ 67,801 (RMB491,647). The Company filed an appeal on March 6, 2023. On April 23, 2023, the court upheld the original order in the second judgment, and the company paid all dispute on April 26, 2023. As of June 30, 2023, there was no contingent liability accrued relating to legal or administrative proceedings.

Note 16 — Segment reporting

For the six months ended June 30, 2023 and 2022, the Company’s CODM reviewed the financial information of the business carried out by the Company on a consolidated basis. Therefore, the Company has one operating segment, which is the provision of global trade software application and technology services. The Company operates solely in the PRC and all of the Company’s long-lived assets are located in the PRC.

The following table presents revenues by the service lines:	For the six months ended June 30,
	2023	2022
REVENUES:
Application development services*	$2,179,167	$1,806,690
Consulting and technical support services	1,477,740	1,316,096
Subscription services	294,528	428,087
Trading revenue	2,605,970	3,466,954
Other revenue	27,324	-
Total revenues	$6,584,729	$7,017,827

*	For the six months ended June 30, 2023 and 2022, certain application development service arrangements included sales of IT equipment. Such revenue of $1,247,232 and $1,604,933 was included in the application development service revenue for the six months ended June 30, 2023 and 2022, respectively.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Subsequent events

Convertible loan

From July 2023 to December 2023, the Company repaid $1,250,000 to Streeterville.

Equity financing

The Company issued 37,500 ordinary shares and received approximately $0.1 million from White Lion (Note 14) in 2023.

The Company issued 1,300,173 ordinary shares and received approximately $2.9 million from YA II PN, LTD. (Note 14) in 2023.

New subsidiary

To explore digital finance business, the Company established one new subsidiary in China. Agro Digital Fintech Co., Ltd. was established on July 6, 2023 and the Company has 51% equity interest.

To explore oversea business, the Company established one new subsidiary in Singapore. X3 HOLDINGS PTE. LTD. was established on November 8, 2023 and the Company has 100% equity interest.